August 1, 2011
VIA FEDEX AND EDGAR

Re:	Regional Management Corp.
Registration Statement on Form S-1
File No. 333-174245
Christian Windsor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Windsor:
          On behalf of Regional Management Corp. (the “Company”), we hereby transmit via EDGAR the following responses to your comment letter, dated July 29, 2011, regarding Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.10 per share. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 unless otherwise specified. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	2	August 1, 2011
Form S-1/A filed July 13, 2011
Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page F-15
1.	Please tell us how you considered whether or not a loan subject to a Chapter 13 bankruptcy payment plan is a troubled debt restructuring and how that impacted your analysis of whether these loans are within the scope of ASC 310-10 (formerly SFAS 114). Tell us how evaluating these loans for impairment under this guidance would impact your provision and allowance for loan losses for each of the periods presented. Provide us with a qualitative and quantitative analysis.
The Company acknowledges the Staff’s comment and agrees that accounts of customers in bankruptcy under Chapter 13 should be accounted for as troubled debt restructurings in accordance with ASC 310-10.
Accordingly, the Company will include the following additional disclosure in its accounting policy footnote to its audited financial statements as of December 31, 2009 and 2010 and the years ended December 31, 2008, 2009 and 2010 and its unaudited financial statements as of March 31, 2011 and the three months ended March 31, 2010 and 2011:
“In 2011, the Company began individually evaluating the loans of customers in Chapter 13 bankruptcy for impairment as troubled debt restructurings. Evaluating loans for impairment is normally performed on a loan-by-loan basis. The Company has adopted the policy of aggregating loans with similar risk characteristics for purposes of computing the amount of impairment. In connection with the adoption of this practice, the Company computed the estimated impairment on its Chapter 13 bankrupt loans by discounting the projected cash flows at the original contract rate on the loan using the terms imposed by the bankruptcy court. This method was applied to each of the Company’s four classes of loans.
The Company’s policy for the accounts of customers in bankruptcy is to charge off the balance of accounts in a confirmed bankruptcy under Chapter 7 of the bankruptcy code. For customers in a Chapter 13 bankruptcy plan, the Company reduces the interest rate to that specified in the bankruptcy order. Additionally, if the bankruptcy court converts a portion of a loan to an unsecured claim the Company’s policy is to charge-off the portion of the unsecured balance that it deems uncollectible at the time the bankruptcy plan is confirmed. Once the customer is in a confirmed Chapter 13 bankruptcy plan, the Company receives payments with respect to the remaining amount of the loan at the reduced interest rate from the bankruptcy trustee. The Company does not believe that accounts in a confirmed Chapter 13 plan have a higher level of risk than non-bankrupt accounts. If a customer fails to comply with the terms of the bankruptcy order, the Company will petition the trustee to have the customer dismissed from

Securities and Exchange Commission	3	August 1, 2011
bankruptcy. Upon dismissal, the Company restores the account to the original terms and pursues collection through its normal collection activities.”
In response to the Staff’s request for qualitative and quantitative analysis, the Company used data relating to bankrupt accounts as of June 30, 2011 to estimate the amount of impairment relating to bankrupt accounts as of the dates and for the periods presented because data for such historical periods is not reasonably available. Accordingly, the Company proposes to add the following additional disclosure to its accounting policy footnotes regarding bankrupt accounts:
“In making the computations of the present value of cash payments to be received on bankrupt accounts in each product category, the Company used the weighted average interest rates and weighted average remaining term based on data as of June 30, 2011. Management believes using the current data does not materially change the results that would be obtained if it had available data for interest rates and remaining term data as of the applicable periods.”
The Company advises the Staff that the additional provision required for impaired loans that were bankrupt accounts as of March 31, 2010, December 31, 2010, and March 31, 2011 was $660,000, $601,000, and $605,000, respectively. The Company has allocated the additional provision relating to these impaired loans to the allowance for each of the four loan categories, reducing the unallocated allowance in the presentation of the allowance for loan losses. The unallocated portion of the reserve at each of these dates exceeded the required additional provision for impaired loans. The Company believes that its aggregate allowance for loan losses at each of those dates was appropriate.
The Company accounted for the additional required provision by reallocating the January 1, 2010 and March 31, 2011 balances of its allowance for loan losses as follows:

							ALLOWANCE	ALLOWANCE
							AS	AS
							PERCENTAGE	PERCENTAGE
						FINANCE	OF FINANCE	OF FINANCE
	BALANCE				BALANCE	RECEIVABLES	RECEIVABLES	RECEIVABLES
	JANUARY 1,		CHARGE-		DECEMBER 31,	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	2010	PROVISION	OFFS	RECOVERIES	2010	2010	2009	2010
Small installment loans	$8,083	$10,664	($10,068)	$295	$8,974	$117,599	7.9%	7.6%
Large installment loans	2,719	2,780	(2,588)	61	2,972	33,653	9.6%	8.8%
Automobile purchase loans	7,629	2,745	(4,738)	103	5,739	93,232	9.2%	6.2%
Furniture and appliance purchase loans	10	209	(75)	1	145	2,762	1.3%	5.2%
Unallocated	—	170	—	—	170	—	—	—

Total	$18,441	$16,568	($17,469)	$460	$18,000	$247,246	8.6%	7.3%

Securities and Exchange Commission	4	August 1, 2011

							ALLOWANCE
							AS
							PERCENTAGE
						FINANCE	OF FINANCE
	BALANCE				BALANCE	RECEIVABLES	RECEIVABLES
	JANUARY 1,		CHARGE-		MARCH 31,	MARCH 31,	MARCH 31,
	2011	PROVISION	OFFS	RECOVERIES	2011	2011	2011
Small installment loans	$8,974	$321	($2,465)	$123	$6,953	$99,623	7.0%
Large installment loans	2,972	66	(579)	19	2,478	32,669	7.6%
Automobile purchase loans	5,739	387	(925)	26	5,227	102,164	5.1%
Furniture and appliance purchase loans	145	60	(35)	—	170	3,661	4.6%
Unallocated	170	3,002	—	—	3,172	—	—

Total	$18,000	$3,836	($4,004)	$168	$18,000	$238,117	7.6%
As of December 31, 2009 the additional provision required to provide for estimated losses relating to impaired loans that were bankrupt accounts was $415,000 more than the unallocated reserve at that date.
In reallocating the January 1, 2010 balance, the Company has reviewed the guidance provided in Staff Accounting Bulletin 99 and does not believe the impairment required at December 31, 2009 results in a provision or an allowance that was inadequate at the time:
•	Charge-offs for the ensuing year were less than the January 1, 2010 balance in Allowance for Loan Losses even including a full year of charge-offs for small loans rather than the then existing policy of an allowance of nine months for small loans.
•	The 2009 provision was higher in amount and as a percentage of revenue and average finance receivables than any year shown in the financial statements or summary and selected financial data; thus there is no change in any trends.
•	The amount needed to provide for the impairment on bankrupt finance receivables was $0.6 million or 3.1% of the 2009 provision.
In future filings, the Company will provide the data on bankrupt accounts and will use current data in making estimates of the required impairment.
In addition, the Company advises the Staff that it will include in the next pre-effective amendment of the Registration Statement the following additional disclosure in footnote 2 to its audited financial statements as of December 31, 2009 and 2010 and the years ended December 31, 2008, 2009 and 2010 and in footnote 3 to its unaudited financial statements as of March 31, 2011 and the three months ended March 31, 2010 and 2011.

Securities and Exchange Commission	5	August 1, 2011

	December 31, 2009	December 31, 2010
Finance receivables evaluated individually for impairment
Accounts 180 or more days past due, excluding accounts of customers in bankruptcy	$1,835	$803
Customers in Chapter 13 bankruptcy	2,840	2,662

Total accounts evaluated individually	$4,675	$3,464
Finance receivables evaluated collectively	210,234	243,782

Finance receivables outstanding	$214,909	$247,246

	December 31, 2009	December 31, 2010
Loans individually evaluated for impairment	$4,675	$3,464
Amount of the reserve for individually evaluated loans	3,026	1,874

	March 31, 2010	March 31, 2011
Finance receivables evaluated individually for impairment
Accounts 180 or more days past due, excluding accounts of customers in bankruptcy	$2,156	$977
Customers in Chapter 13 bankruptcy	2,930	2,674

Total accounts evaluated individually	$5,086	$3,651
Finance receivables evaluated collectively	194,957	234,466

Finance receivables outstanding	$200,043	$238,117

	March 31, 2010	March 31, 2011
Loans individually evaluated for impairment	$5,086	$3,651

Securities and Exchange Commission	6	August 1, 2011

Amount of the reserve for individually evaluated loans	3,075	1,861

*       *       *       *       *

Securities and Exchange Commission	7	August 1, 2011
          Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Lesley Peng at 212-455-2202 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Matt McNair, Esq.
Sharon Blume
John Nolan

Regional Management Corp.
Thomas F. Fortin

White & Case LLP
Colin J. Diamond